Klarna delivers record-breaking Q3 as AI-powered digital bank: $903 million in revenue and 4 million card sign-ups in 4 months New York - November 18, 2025 – Klarna, the global digital bank and flexible payments provider, reported record results in its first quarter as a public company, surpassing analyst expectations. The company expects to exceed $1 billion in revenue in Q4 2025, its first billion-dollar quarter. Sebastian Siemiatkowski, CEO & Co-Founder, said: “Q3 was our strongest quarter ever — proof that our AI-driven model is working at scale, with U.S. revenue up 51% and GMV up 43%. The Klarna Card has taken off with four million sign-ups in four months, and Fair Financing continues to gain market share. While accounting timing creates a short-term profitability lag, we expect transaction margin dollars to increase by over $100 million in Q4 as revenue compounds.” Q3 Highlights: • Revenue $903 million (+26% LfL, +28% reported) – a record high • GMV $32.7 billion (+23% LfL, +43% U.S.) • Klarna Card 4 million signups since July – accounting for 15% of global transactions in October • 27 million new users and record 235,000 new merchants, reaching 850,000 in total • Fair Financing +244% U.S. GMV – strong market share gains Klarna Card — a global success The debit-first Klarna Card has attracted four million signups since July, becoming one of our fastest- growing products globally. The card combines debit and credit in one product - transparent terms, no hidden fees, consumer control, proving Klarna’s vision of next generation banking resonates globally. By October, card transactions accounted for 15% of all Klarna transactions. Another one million consumers joined Klarna’s membership program for premium benefits without credit-card debt. U.S. momentum accelerates The U.S. led Klarna’s growth with GMV +43%, revenue +51%, and Klarna is now three times larger than the nearest competitor in Pay in 4 volume, and is uniquely positioned to scale Fair Financing profitably across its ecosystem. Fair Financing — strategic investment in taking market share U.S. Fair Financing GMV rose 244% YoY, offering transparent, fixed-term installments. Per standard accounting rules, provisions for credit losses are recognized upfront while revenue compounds over time creating an expected short-term profitability lag (provisions now, revenue later). Transaction margin dollars on a realized credit loss basis and excluding the sale of KCO grew 25% in Q3 and we expect a ~$100 million uplift in Transaction Margins in Q4 as revenue compounds. AI efficiency gains: Realized losses down, operational leverage up More consumers are paying on time or even early than ever before. Realized losses fell to 0.44% of GMV, evidence that our underwriting is working and improves with additional data. We have now underwritten half a trillion in volume over 20 years. Klarna continues to improve operational leverage through AI. Since 2022, revenue per employee has tripled, while adjusted operating expenses rose just 2%. Forward-flow agreements add $6.5b in capital-light capacity, with $1.2b receivables sales expected in Q4.

Outlook Hot on the heels of a record Q3, Klarna expects an even stronger Q4. Outlook for Q4 2025: GMV $37.5–38.5b, Revenue $1,065–1,080b, TMD $390–400m. Conference Call Klarna will host a conference call and webcast to discuss its third quarter 2025 financial results on November 18, 2025, at 8:30 am ET. Participating on the call will be: • Sebastian Siemiatkowski, Chief Executive Officer, • Niclas Neglen, Chief Financial Officer, and • Andrea Ferraz, Head of Investor Relations and Corporate Development The conference call will be webcast live on Klarna’s investor relations website at investors.klarna.com. A replay will be available on the same website following the call. Financial Outlook The financial outlook included in this press release is only effective as of the date given and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this earnings release following the date hereof does not constitute Klarna re-affirming guidance. Forward-Looking Statements This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward- looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. Non-IFRS Measures and Reconciliations Transaction margin dollars is a non-IFRS measure used by our management to measure our ability to attain efficiency and scale. Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Please refer to the accompanying earnings release for more information. We do not attempt to provide reconciliations of forward-looking Transaction margin dollars to the comparable IFRS measure because the impact and timing of potential charges or gains excluded from the calculation of our Transaction margin dollars are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, we believe such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a material impact on our financial performance.

Amounts in USD millions	As reported		KCO impact		Adjusted for KCO divestment	
	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24
Operating (loss) profit	**$(83)**	**$13**	**$—**	**$(17)**	**$(83)**	**$(4)**
Technology and product development	123	107			123	107
Sales and marketing costs	102	70			102	70
Customer service and operations	53	44			53	44
General and administrative	77	65			77	65
Depreciation, amortization (excl. software) and impairments	8	17			8	17
Transaction margin dollars	**281**	**316**	**—**	**(17)**	**281**	**299**
Less upfront provisions	91	(2)			91	(2)
Transaction margin dollars based on realized losses	**371**	**313**	**—**	**(17)**	**371**	**297**

About Klarna
Klarna is a global digital bank and flexible payments provider. With over 114 million global active Klarna users and 3.4 million transactions per day, Klarna's AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, instore and through Apple Pay & Google Pay. More than 850,000 retailers trust Klarna's innovative solutions to drive growth and loyalty, including Uber, H&M, Saks, Sephora, Macy's, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com.

Contacts
Investor Relations: investorrelations@klarna.com
Media: press@klarna.com